UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:   April 2, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Buffets Holdings, Inc.

Full Name of Registrant

Former Name if Applicable

1460 Buffet Way

Address of Principal Executive Office (Street and Number)

Eagan, Minnesota 55121

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

On January 22, 2008, the Registrant and all of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. As a result of the Chapter 11 filing and the events leading up to it, the Registrant has concluded that it needs to perform an assessment of its goodwill and has engaged an outside firm to perform such assessment. Step 1 of the assessment process has indicated that the goodwill was impaired as of April 2, 2008 (the balance sheet date). Step 2 of the assessment process, which is used to determine the magnitude of the impairment, is still in the process of being completed and cannot be completed in a manner to allow the timely filing of the 10-Q without unreasonable effort or expense. Any impairment charge that may result from the completion of the assessment may be material, but will not result in future cash expenditures and will not result in any significant changes to the Registrant’s operations, other than those identified as part of the restructuring plans.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

A. Keith Wall	651	994-8608
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Excluding the impact of the goodwill impairment charge, the Registrant expects to report a consolidated net loss of $83.0 million for the sixteen weeks ended April 2, 2008 compared to a net loss of $14.4 million for the sixteen weeks ended April 4, 2007. Third quarter 2008 net loss includes $38.3 million related to reorganization costs including lease rejection damage claims, other associated costs for closed restaurants, and professional fees. In addition, the third quarter 2008 net loss includes $15.2 million in asset impairments related to assets currently being marketed for sale. Third quarter 2007 net loss included a $6.0 million loss on litigation settlements and a $3.5 million charge related to merger and integration costs in connection with our November 1, 2006 merger with Ryan’s Restaurant Group, Inc.

Operating revenues totaled $467.0 million for the sixteen weeks ended April 2, 2008, representing an 8.3% decrease from the prior year same period. This decrease in revenue is primarily due to a 4.7% decrease in guest counts, offset by a 1.1% increase in average check. The decrease in guest counts reflects the economic strain affecting our customer base due to increasing gas and energy prices as well as increasing mortgage payments. On a year-to-date basis, operating revenues totaled $1,207.6 million as of April 2, 2008, representing a 6.9% decrease from the prior year, on a pro-forma basis for the Ryan’s merger transaction. This decrease is due to a 5.1% decrease in guest counts, offset by a 1.9% increase in average check.

Total restaurant costs totaled $428.7 million for the sixteen weeks ended April 2, 2008, representing a 7.3% decrease from the same prior year period. Total restaurant costs increased 100 basis points during the third quarter of fiscal 2008 as a percentage of sales from the prior year same period. These increases are due to a 60 basis point increase in food costs, and a 70 basis point increase in direct and occupancy costs, offset by a 30 basis point decrease in labor costs. The 60 basis point increase in food costs is primarily due to increases in the price of certain menu items such as steak, chicken, dairy and oil-based products. These increases were partially offset by declining prices on other food items as well as a more cost-effective menu mix. The 30 basis point decrease in labor costs is due primarily to synergies realized on labor mix changes in connection with the Ryan’s merger, partially offset by wage inflation as a result of minimum wage increases in several states effective January 1, 2007, federal minimum wage increases effective July 24, 2007 and other modest wage increases occurring throughout the quarter. The 70 basis point increase in direct and occupancy costs is primarily due to higher repairs and maintenance and utilities costs, as well as tightened sales leverage resulting from the fixed-cost nature of these costs over a declining sales base. On a year-to-date basis, restaurant costs totaled $1,107.4 million as of April 2, 2008, representing a 7.8% decrease from the prior year, on a pro-forma basis for the Ryan’s merger transaction. Total restaurant costs increased 80 basis points as a percentage of sales as of April 2, 2008 compared to the prior year. These increases are due to a 40 basis point increase in food costs and a 110 basis point increase in direct and occupancy costs, offset by a 70 basis point decrease in labor costs.

Advertising costs totaled $9.5 million for the sixteen weeks ended April 2, 2008, representing a 20.3% increase from the same prior year period. Total advertising costs increased 40 basis points during the third quarter of fiscal 2008 as a percentage of sales from the same prior year period. This increase is primarily due to the fact that there was limited marketing for the Ryan’s brand restaurants in the same prior year period. In the current year period, there is an extensive marketing campaign for both the Ryan’s and Buffets brands. On a year-to-date basis, advertising expense totaled $28.2 million as of April 2, 2008, representing a 25.3% increase from the prior year, on a pro-forma basis for the Ryan’s merger transaction. Total advertising expense increased 60 basis points as a percentage of sales as of April 2, 2008 compared to the prior year.

General and administrative costs totaled $22.3 million for the sixteen weeks ended April 2, 2008, which is consistent with the same prior year period. Total general and administrative costs increased 40 basis points during the third quarter of fiscal 2008 as a percentage of sales from the same prior year period. This increase is due to an increase in professional fees as well as tightened sales leverage resulting from the fixed-cost nature of these costs over a declining sales base during the period. On a year-to-date basis, general and administrative costs totaled $55.9 million, representing a 12.7% decrease from the prior year, on a pro-forma basis for the Ryan’s merger transaction. Total general and administrative costs decreased 20 basis points as a percentage of sales as of April 2, 2008 compared to the prior year.

Asset impairments for the sixteen weeks ended April 2, 2008 were approximately $15.2 million and consisted of $10.0 million related to impairments of the carrying value of our long-lived assets for five restaurants the Company intends to sell and one land parcel currently held in property and equipment, as the carrying value of these long-lived assets exceeded their fair value. In addition, losses of approximately $5.1 million related to the impairment of goodwill and intellectual property and $0.1 million related to the impairment of other intangible assets at the Tahoe Joe’s restaurants were recognized.

Reorganization costs for the sixteen weeks ended April 2, 2008 were approximately $38.3 million and consist of expense or income items that were incurred or realized due to the Chapter 11 reorganization. These items include professional fees and similar types of expenses incurred directly related to the Chapter 11 reorganization, loss accruals or gains or losses resulting from activities of the reorganization process, costs and claims, which stem from the rejection of leases and other executory contracts, and interest earned on cash accumulated during the Chapter 11 reorganization.

Buffets Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 20, 2008	By:	/s/ A. Keith Wall
Name: A. Keith Wall Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)